# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perspective Therapeutics, Inc., CIK 0000728387
CUSIP: 46489V104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 350 Hills St., Suite 106, Richland, Washington (WA), 99354
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001992109-23-000001
Filed by CIK 0001992109

## Reporting persons
- Schultz Michael K: type of reporting person: individual (IN); citizenship or place of organization: Iowa (IA); sole voting power 11,350,664; shared voting power 5,428,411; sole dispositive power 10,410,039; shared dispositive power 4,795,570; aggregate amount beneficially owned 16,779,075 (5.9% of the class)
  Comment: Percentage in Item (11) calculated based on 280,571,026 shares of the common stock of the Issuer issued and outstanding as of November 10, 2023, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2023 and assumes exercise of the Reported Options (see Item 4), resulting in an aggregate 282,515,443 shares of common stock issued and outstanding following such exercise.

## Item 1. Issuer
Name of issuer: Perspective Therapeutics, Inc.
Address of issuer's principal executive offices: 350 Hills St., Suite 106, Richland, WASHINGTON, 99354

## Item 2. Person Filing
Name of person filing: Michael K Schultz
Address of principal business office or, if none, residence: 350 Hills St., Suite 106, Richland, WA 99354
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the filing date of this statement, Michael K Schultz may be deemed to directly or indirectly beneficially own an aggregate total of 16,779,075 shares of the Issuer's Common Stock. Reference to "beneficial ownership" of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of the filing date of this statement, Michael K Schultz was deemed to be the direct beneficial owner of 11,350,664 of the securities described in the first paragraph of this Item 4(a). The aforementioned direct beneficial ownership consists of (i) 8,465,622 outstanding shares of the Issuer's Common Stock held by Michael K Schultz; (ii) 940,625 outstanding shares of the Issuer's Common Stock held in escrow (the "Schultz Escrowed Shares") by U.S. Bank National Association ("U.S. Bank") for a twelve-month period following the Closing (as defined below) (the "Escrow Period") pursuant to the terms of the Merger Agreement (as defined below) and an escrow agreement entered into among the Issuer, U.S. Bank and Cameron Gray (the "Escrow Agreement") and (iii) an
aggregate 1,944,417 vested stock options held by Michael K Schultz which are exercisable for an equal number of shares of the Issuer's Common Stock (the "Reported Options"). Michael K Schultz holds voting power with respect to the Schultz Escrowed Shares but will not possess dispositive power with respect to the Schultz Escrowed Shares until (and to the extent) such shares are released from escrow to Michael K Schultz following expiration of the Escrow Period in accordance with the terms of the Merger Agreement and Escrow Agreement. The securities described in this paragraph are referred to collectively as the "Direct Shares".

As of the filing date of this statement, the GRAT (as defined below) was deemed to be the direct beneficial owner of 5,428,411 of the securities described in the first paragraph of this Item 4(a). The aforementioned direct beneficial ownership consists of (i) 4,795,570 outstanding shares of the Issuer's Common Stock held by the GRAT, and (ii) 632,841 outstanding shares of the Issuer's Common Stock held in escrow by U.S. Bank for the Escrow Period pursuant to the terms of the Merger Agreement and Escrow Agreement (the "GRAT Escrowed Shares"). The trustee of the GRAT holds voting power with respect to the GRAT Escrowed Shares but will not possess dispositive power with respect to the GRAT Escrowed Shares until (and to the extent) such shares are released from escrow to the GRAT following expiration of the Escrow Period in accordance with the terms of the Merger Agreement and Escrow Agreement. "GRAT" means the Miracle 2022 Grantor Retained Annuity Trust. Hills Bank and Trust Company is the sole trustee of the GRAT. Pursuant to the terms of the GRAT, Michael K Schultz has the power to substitute the assets owned by the GRAT with assets of equivalent value. As such, Michael K Schultz may be deemed to have indirect beneficial ownership of the aforementioned securities directly beneficially owned by the GRAT. The securities described in this paragraph are referred to collectively as the "Indirect Shares".

"Merger Agreement" means that certain Agreement and Plan of Merger by and among the Issuer, Isoray Acquisition Corp. and Viewpoint Molecular Targeting, Inc., as amended by that certain First Amendment to Agreement and Plan of Merger entered into on October 21, 2022, pursuant to which, on February 3, 2023, the Issuer completed the merger (the "Closing" and such transaction, the "Merger") of Isoray Acquisition Corp. with Viewpoint Molecular Targeting, Inc.
Percent of class: 5.9% of the Issuer's outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 4.02%, directly to Michael K Schultz; and (ii) 1.92%, directly to the GRAT and indirectly to Michael K Schultz. The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on 280,571,026 shares of the Issuer's Common Stock issued and outstanding as of November 10, 2023, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2023, and assumes exercise of the Reported Options (see Item 4), resulting in an aggregate 282,515,443 shares of Common Stock issued and outstanding following such exercise.
Sole power to vote or to direct the vote: 11,350,664, consisting of the Direct Shares.
Shared power to vote or to direct the vote: 5,428,411, consisting of the Indirect Shares.
Sole power to dispose or to direct the disposition: 10,410,039, consisting of the Direct Shares other than and excluding the Schultz Escrowed Shares.
Shared power to dispose or to direct the disposition: 4,795,570, consisting of the Indirect Shares other than and excluding the GRAT Escrowed Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Subject to Michael K Schultz's power of substitution with respect to the Indirect Shares (see Item 4(a)), the GRAT retains the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Indirect Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Schultz Michael K: Michael K Schultz, Michael K Schultz (02/05/2024)